UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FOSSIL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

349882100

(CUSIP Number)

Tom Kartsotis

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

(972) 234-2525

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349882100

1.	Names of Reporting Persons Tom Kartsotis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,555,999(1)

	8.	Shared Voting Power 2,645,985(2)

	9.	Sole Dispositive Power 7,555,999(1)

	10.	Shared Dispositive Power 2,645,985(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,201,984(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 15.3%(3)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 63,521 shares owned by Mr. Kartsotis as custodian for Annie Grace Kartsotis and Jack Kosta Kartsotis, both minors, and 5,000,000 shares pledged as collateral to secure a revolving line of credit being extended by JPMorgan Chase Bank, N.A.

(2) Comprised of 2,645,985 shares owned by Lynne Kartsotis, wife of Tom Kartsotis, as to which Mr. Kartsotis disclaims beneficial ownership.

(3) Based on 66,545,890 shares issued and outstanding as of February 27, 2009.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D is filed to amend the Schedule 13D relating to the common stock, par value $0.01 per share (the “Common Stock”), of Fossil, Inc., a Delaware corporation (the “Issuer” or “Company”) filed February 17, 2009.  This Amendment No. 1 to Schedule 13D is filed to revise the purposes of Mr. Kartsotis’ acquisition of the Common Stock, as disclosed in “Item 4. Purpose of Transaction.”  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

Mr. Kartsotis acquired shares of the Issuer’s Common Stock for investment because he believed that the Common Stock, when issued, represented an attractive investment opportunity.  Mr. Kartsotis serves as the Chairman of the Board of Directors of the Issuer.  As the Chairman of the Board of Directors, Mr . Kartsotis may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer.

Except as set forth herein, Mr. Kartsotis has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. Mr. Kartsotis intends to review his investment in the Issuer on a continuing basis and may engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to Mr. Kartsotis, conditions in the securities market and general economic and industry conditions, Mr. Kartsotis may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, purchasing additional Common Stock or selling some or all of his Common Stock, engaging in pledging with respect to the Common Stock and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(b) is amended and restated in its entirety as follows:

(b) Number of shares as to which Mr. Kartsotis has:

(i)                                    sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)                                 shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)                              sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)                             shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

All percentages set forth in this statement are based on 66,545,890 shares of Common Stock, as reported in the Issuer’s Form 10-K for the fiscal year ended January 3, 2009.

(c)  Transactions in shares of Common Stock of the Issuer effected by Lynne Kartsotis since the most recent filing on Schedule 13D consist of the following transactions:

Transaction Date	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
March 4, 2009	0	4,500	13.0000	(1)	Open market sale
March 4, 2009	0	15,350	13.0000	(2)	Open market sale
March 2, 2009	0	2,063	13.0147	(1)	Open market sale
February 26, 2009	0	11,682	13.0069	(1)	Open market sale

(1)                      Excluding commissions of $0.06 per share.

(2)                      Excluding commissions of $0.05 per share.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2009

TOM KARTSOTIS

By:	/s/ Tom Kartsotis
Name:	Tom Kartsotis